UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Webb, Timothy
   6300 Bridgepoint Parkway
   Building 3, Suite 200
   Austin, Texas  78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   [X] Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/06/99    P        11,250        A                              D  Direct
Common Stock                                  05/12/99    P        10,000        A               46,250         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   199,997  (1)
to buy)
Non-Qualified Stock Option               Common Stock                   300,003  (2)
(right to buy)

Explanation of Responses:

(1) The option shall be exercisable for 28,571 as of August 28, 1998 and shall become exercisable for: (1) an additional 28,571 shares upon Optionee's continuation in Service through January 1, 1999, (ii) an additional 28,571 shares upon continuation in Service through Jnauary 1, 2000, (iii) an additional 28,571 shares upon continuation in Service through Januayr 1, 2001, (iv) an additional 28,571 shares upon continuation in Service through January 1, 2002,
(v) an additional 28,571 shares upon continuation in Service through January 1, 2003 and (vi) the remaining 28,571 shares upon continuation in Service through January 1, 2004.

The options vest over six years as follows: (i) 40,000 shares upon Optionee's continuation in Service through February 28, 1999, (ii) an additional 39,999 shares upon continuation in Service through August 28, 2000, (iii) an additional 34,285 shares upon continuation in Service through August 28, 2001, (iv) an additional 15, 714 shares upon continuation in Service through August 28, 2002,
(v) an additional 30,000 shares upon continuation in Service through August 28, 2003 and (vi) the reamining 39,999 shares upon continuation in Service through August 28, 2004.

(2) The options are immediately exercisable. The options vest over six years as follows: (i) 60,000 shares upon Optionee's continuation in Service through February 28, 1999, (ii) an additional 60,001 shares upon continuation in Service through August 28, 2000, (iii) an additional 65,715 shares upon continuation in Service through August 28, 2001, (iv) an additional 9,286 shares upon continuation in Service through August 28, 2002, (v) an additional 45,000 shares upon continuation in Service through August 28, 2003, and (vi) the remaining 60,001 shares upon Optionee's continuation in Service through August 28, 2004.

SIGNATURE OF REPORTING PERSON
/S/ Webb, Timothy
DATE 06/10/99